Mail Stop 3561

August 7, 2009

Frank Pioppi
Chief Executive Officer
China Ding Cheng Science Holdings Co., Ltd.
P.O. Box 110310
Naples, FL 34108-0106

>   **Re: China Ding Cheng Science Holdings Co., Ltd.**
>   **Amendment No. 2 to Registration Statement on Form 10**
>   **Filed July 23, 2009**
>   **File No. 0-53658**

Dear Mr. Pioppi:

        We have completed our review of your Form 10 and have no further comments at this time.

>   Sincerely,

>   H. Christopher Owings
>   Assistant Director